Filed by TCF Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TCF Financial Corporation
SEC File No.: 001-10253
Date: March 13, 2019

TCF Financial Corporation/Chemical Financial Corporation
RBC Capital Markets Financial Institutions Conference

March 13, 2019
10:40 AM EDT

Participants:
Craig R. Dahl - Chairman, President and Chief Executive Officer (TCF Financial Corporation)
Dennis Klaeser - Chief Financial Officer (Chemical Financial Corporation)
Brian W. Maass - Chief Financial Officer (TCF Financial Corporation)
Jon Arfstrom - RBC Capital Markets

Jon Arfstrom:
Thank you, everyone, for being here. Our next session is with TCF and Chemical Financial. This was obviously the much-talked-about merger of equals, and I know that - I've talked with a number of you about the combined companies and I know there's some questions. So, like all of these sessions, they can be very interactive. So, if you have questions specifically about how it came together or how it's all going to work, feel free to ask them.

It's interesting. I've known these guys for a long period of time. And the primary objection you typically get on a merger of equals is culture and people. And Dennis and I go back probably 20 years? All the way back. And I've known Brian for several years in his new role. And I've known Craig for a long period of time, as well. And my personal opinion is I think it's a pretty good match.

But maybe we'll start with - we'll go Craig, Dennis, and back to Craig. Craig, give us a 30,000-foot overview of what is TCF. We'll go to Dennis on the same. And then Craig, back to you on the strategic rationale.

Craig Dahl:
Sure. TCF is a $22 billion bank holding company operating primarily retail banking in markets of Minneapolis, Chicago, Detroit, and Denver. We also have a national lending platform which includes primarily equipment finance and inventory finance.

Dennis Klaeser:
And Chemical is approximately $20 billion bank, headquartered in Michigan. We actually just announced that we're moving the headquarters from Midland, Michigan, which was the legacy headquarters of Chemical Bank, which was also the headquarters of Dow Chemical, and we are moving our headquarters to downtown Detroit.

And Chemical Bank is the result of a merger of equal between Chemical Bank and Talmer Bank. I was originally CFO at Talmer, became CFO of Chemical. So, Chemical is a fairly traditional regional community bank.

In the past three or four years we've really shifted our focus to be focused on growing our C&I lending business in our large urban markets, particularly Detroit, Grand Rapids, and Cleveland. And so, currently about 25% of our portfolio is C&I loans; another 10%, or so, are owner-occupied commercial real estate. But when you look at our growth last year, we had 8% annualized growth, with two-thirds of that growth being a combination of C&I and owner-occupied commercial real estate.

So, we've gone through a merger of equal with Talmer Chemical. We just completed a core systems conversion which we completed last summer, which got us well prepared to pursue this deal with TCF.

Jon Arfstrom:	Okay. Good. And then Craig, just 30,000-foot rationale before we dig into some of this.

Craig Dahl:
We've been on the road for four of the last five weeks, and that's typically the first question, is why now? And I think from my standpoint there's been a view by investors that our national lending platforms create additional risk because of their high level of profitability. I think that's a positive thing, but anyway. So, we're looking for some diversification. The Chemical balance sheet brings us CRE and C&I, and then a lot of their CRE, as Dennis commented on, is owner-occupied. So, we've got - we get really a lot of asset diversification by bringing the two banks together.

The second thing is just looking at the technology investment, the scale that we would get by this transaction, both of us being at $20 billion and making our own way. And I think the opportunity to take just one of our development budgets and hold that flat gives us a great opportunity on what to do with the other development budget, whether it's reinvested in the business or brought in as additional profitability or any or all of the above.

Jon Arfstrom:	Okay. Good. The merger of equals concept, it's very much I think a rifle shot. Once your transaction was announced and then the next big one was announced, we all rush to push companies together.

Craig Dahl:	Yes.

Jon Arfstrom:
But obviously, the human element is a big piece of it, other than the strategic part. Just talk a little bit about the history of the relationship and how this came together, maybe from both of you, from both sides.

Craig Dahl:	Sure. And it's unfortunate that Dave Provost couldn't be here today, because we've done literally all the meetings with the four of us, not the three of us.

Jon Arfstrom:	Dave will be the chairman of the combined company.

Craig Dahl:	He'll be the chairman of the bank.

Jon Arfstrom:	Of the bank, okay.

Craig Dahl:	And Gary Torgow will be the chairman of the board.

Well, Dave and I met in late 2015 when he was the CEO of Talmer, when it was about $8 billion, and I was soon to become, but was not at that time, the CEO of TCF. And we really just hit it off. We have a really common business philosophy. We don't take ourselves too seriously. And it's really - we really got along well.

Fast forward a couple of years. I had dinner with him. So, you spent an evening together. And they were completing - and they had started and were close to completing this core replacement. We were basically confirming and exiting the origination of the auto business. We were close to settling the CFPB matter, and we could see the line of sight for that.

And at that time, so we had both been sort of idle for a while as regards of the ability to act, and all of a sudden the opportunity to engage in a discussion came up. And so, I flew to Detroit and met with him and talked about it. And we had a pretty rapid agreement along a lot of the social issues that typically can hold these up.

We brought the CFOs in at the next level, got pretty excited around how the numbers looked when you really - one of the things I want to make sure that we can communicate is while there's other transactions going on certainly in the marketplace, we're very unique in ours because we have two companies in adjacent markets with different business models. And so, the branch overlap, the cost takeout is not coming out of closing of branches or laying off one or the other's commercial loan teams. Basically, we're able to keep all of our asset originators, and all of our customer-facing employees will stay, and just like they did. When I talked to my company, TCF, on the day after the transaction, I told everyone, "Get back to work. Whatever you did yesterday you're going to do today." And that's the key to our deal. Whereas a lot of the other transactions have way more branch overlap and have the potential for more employee and customer disruption.

Jon Arfstrom:	Okay. You're knocking out all my questions.

Craig Dahl:	Sorry.

Jon Arfstrom:
It helps. I understand. I understand what you're saying. This all helps. But Dennis, from the Chemical point of view, anything else to add in terms of what you guys were looking for and why this really makes sense?

Dennis Klaeser:
Well, first of all, just from a CFO's perspective, just when you look at the financial metrics of the deal and at the market MOE deal with reasonable cost saves, it creates substantial EPS accretion for our shareholders. So, it really leaps our earnings power forward a couple of years, two or three years. And so, if you can deliver that type of EPS accretion to shareholders, you really should be looking at those types of transactions.

But probably even more importantly, though, is the business synergy of the merger. There's a lot of core competencies at TCF that we really liked. We really like, particularly, their core competency in gathering retail deposits and the investment that they've made in the technology, the digital banking technology, that interfaces with not just the retail customers but also will be used with commercial customers. And from our perspective, it really leaped us forward two or three years in terms of the technology that we need to compete with not only big banks but smaller banks in maintaining and building that customer base.

The other thing is that there really isn't sort of a redundancy in our lending strategies. And so, often when you do - when you look at mergers, whether it's MOE deals or regular-way deals, there's redundancies in business strategies, and inevitably that leads to some level of dissynergies, some loss of revenues, because there's overlap in revenue-producing talent at the two organizations. But in this transaction we think there is little, if any, dyssynergies because of the fact that rather than having overlapping strategies we have complementary strategies. And so, we think that there is lots of revenue synergies with our rolling out our C&I lending strategy across the TCF platform. And vice versa, some of their specialty lending niches will sell very well within our markets and be a good cross-sell to a lot of our commercial customers.

Jon Arfstrom:	Okay. And maybe a CFO type question - so, maybe Brian and Dennis - how many meetings have you been in since the transaction was announced?

Brian Maass:	It's except for one week, so, probably five out of the last six weeks we've been meeting with investors. So, there's probably been at least 150 investors that we've met with.

Jon Arfstrom:	Okay. And if you had to estimate what kind of pushback you get on the financials versus questions about strategic, are people more interested in strategic or the numbers?

Brian Maass:
They're far more interested in the strategic. People will often say, "All right. The numbers look good, but..." And they want to ask the questions about how easy is the system transition, what's the culture going to be like in the company - are kind of common questions that people ask. But no, the numbers, as Dennis alluded to, the numbers are good. Again, 13% cost rationalization provides what we think is top-performing metrics from a company perspective.

Jon Arfstrom:
Okay. Good. In terms of the rationale for the transaction structure, maybe a question for Dennis or Craig, in terms of Chemical is the legal acquirer, Chemical assets mark, the majority ownership of TCF. Just talk a little bit about how some of those decisions came into play.

Dennis Klaeser:
I'll touch on that quickly. It does get into some obscure accounting issues. But in terms of Chemical being the legal acquirer, a variety of different reasons. I would say the primary reason is because our stock was trading at a little bit of a richer price-to-tangible-book-value valuation. But in reality, it was somewhat arbitrary.

In terms of which portfolio we're marking in at market, because we're ending up with roughly 50/50 percent ownership, it's a bit arbitrary. And we chose to mark to market the Chemical portfolio because Chemical has been through a series of acquisitions and, as you know, there's some complicated accounting that as a result of those acquisitions. PCI pools of loans. Also, we had created a fair bit of goodwill - $1 billion-plus of goodwill. And so, I just liked the idea of sort of cleansing the portfolio, getting rid of all that historical goodwill that we had and just replacing it with the new goodwill created from this transaction. So, I thought it was a simpler, more transparent way to account for the transaction.

Jon Arfstrom:	Yes, that makes sense. I'd seen other companies that have to lug goodwill. So, that makes sense. Okay.

Craig, a question for you, just on integration planning process, primarily the people part of it. I'm assuming that's a big part of your job. We talked about the external part, but how's it going on the internal?

Craig Dahl:
The steps of the applications following through on that, and then simultaneously kickstarting that, the integration work. We've got - basically, we're going to rely heavily on the experience that the Chemical team has and gone through this multiple times. In addition, TCF's done quite a few, I'd say, national lending platform acquisitions both in inventory finance and equipment finance. And so, there's a lot of system integration work that we've done already from an experience standpoint. So, that's number one. We have good experience.

We've brought in an adviser really to set up sort of the framework for it. We had our kickoff meeting. We've got about 40 people on that team. And then there's a typical structure with an integration management office and then the clearing, sort of a council to make the final decisions. And so, identifying the work streams and getting started, that's already behind us.

Jon Arfstrom:	Okay. And the people piece of it. You talked about telling people to get back to work, but obviously those are your people and you get to meet the Chemical people. And talk a little bit about that.

Craig Dahl:
Well, today, everything that I say that's recorded has to be shown to both teams, okay? So, we make it a rule to record everything so that whatever I'm telling the TCF team, the Chemical team is hearing, as well.

I've been in - when I haven't been on the road, we've been in Detroit, really getting the organization. We've announced the next-level leadership. There's other discussions going on for those below that. And there's - everyone's pretty excited about how the players have aligned.

And we're excited to make sure that '19 is still a year of business growth in addition to these other things. And that's where we feel like the lack of disruption in the customer-facing employees is going to give us an opportunity to make sure that we continue to keep our eye on the ball from a business development standpoint and a customer experience standpoint.

Jon Arfstrom:
Okay. Good. I want to get into the names and headquarters and stuff, but when we talked about integration and you referenced leaning a bit on the Chemical experience, Dennis, lessons learned? Talmer Chemical? Things that you think are absolutely critical to get right? I remember the day it was announced and I remember the criticism that you took. But it didn't take long for people to recognize the value. So, maybe talk about what you learned through that.

Dennis Klaeser:
Well, yes, it's a learning process, and each time you try to do it a little bit better. And one - in comparing to that experience, it took a little bit longer with Chemical and Talmer with the integration planning process to gain sort of traction, to assemble the team to begin that work process. Here, we've had a number of team members who actually been interacting before the deal got announced, because the due diligence was a fairly long, extended process.

And Craig took the initiative to very quickly come out with the 8-K that we issued last week to announce the key senior leadership across the organization. And you can see from that 8-K that the key senior leadership positions are very well shared across the two organizations.

So, I sense that we've gained - we're gaining traction much more quickly here and we're collaborating and moving along the process quickly. So, that's the key, is to develop that teamwork effort, that collaboration across the two organizations, and have a common view that this isn't a battle of one side wins, one side loses. We're looking to identify the best-in-breed practices, the best-in-breed technology, and that's what's going to lead us forward.

Craig Dahl:
"The best of both banks," that phrase is in every communication that we have and talk about because it's not an either/or. It's really, again - and I can't stress enough the adjacency of our businesses, not the overlap of our businesses, and that's a key advantage.

Jon Arfstrom:
Yes, I agree. I want to talk about that in a second. I just - one more thing on the maybe merger structure. But we always talk about the name, the headquarters, and the management. And I think you've sorted out the management, but kind of walk us through some of the big decisions in terms of how to make sure this was a true merger of equals.

Craig Dahl:	Well, those were the top - and then I would add the board to that, okay? So, those were the top discussions that David and I had really over the summer and came pretty quickly.

I don't think the transaction would have gone forward if the headquarters was not in Detroit. It was not going to be another bank leaving Detroit. This is an excellent opportunity for us to capitalize on being the biggest Michigan-based bank. And so, that I did not have an issue with that. I thought that was an advantage.

Then you talk about the brand, and because the Chemical organization was a combination of many banks there really wasn't an identity or a brand that had, I'd say, across-the-state recognition. And so, having the TCF name, which was known in Michigan but certainly known in our other markets and with our national lending business, as well, and not to give all that up. So, again, there was, like, lots of chips on each side of those which get in to that.

We're sharing the management of the company, but I'm the CEO of the holding company and the bank. And my lead director will be the lead director of the board, and the board will be eight and eight, of which there will be two management members on each side. So, that's very well balanced. And then we ended - and so, those things just seem logical to do it.

And the other thing about it, I think when I've done my analysis many times on two banks coming together, whether it's not really an MOE but even an acquisition, one bank's coming with more momentum than the other bank. That's what creates the catalyst for this. We've got two banks here that both have momentum. So, we weren't looking for a way out. You, I'm sure, read the Minneapolis paper. There was an article that said, "Well, I know what these guys are doing. They're putting these banks together hoping to hang around for the next wave of consolidation." I told my team, specifically regarding that comment, if I was just waiting to hang around why would I sign up for this, right? I was - we had a good growth track. We were meeting our financial objectives. We were laying out a path. All of those things. If it was just about hanging around, we would have remained where we were. This is really about the opportunity to, again, accelerate both of our strategic plans by two years. That's a once-in-a-career kind of opportunity.

Jon Arfstrom:	Right. Okay. Before we kind of get into some of the synergies and cost saves, any questions? Okay.

Revenue synergy. It's an interesting term - right? - because it means different things to different people. But where do you see some of the best opportunities to grow that maybe you wouldn't have been able to do on a standalone basis from both of your points of view?

Craig Dahl:
Well, a quick number one is I was the national sales manager of Norwest Equipment Finance, and a majority of our business - not majority, but a heavy amount of our business each year came from bank customers in the equipment finance business. At TCF, we did not have a C&I portfolio. We've never - we have no business that's coming from bank customers. So, Chemical, with their in-state footprint, gives me an opportunity to add three or four sales reps to the equipment finance business and move right into that market and being additive to the commercial banking product set. We're not talking about taking loans away from the bankers; we're talking about adding equipment finance structures.

In addition, my experience at Norwest is that equipment finance can be a wedge product on the relationship. If I call on you, Jon, and say, "hey, I want all your business today," you're like, "hey, wait a minute, let's slow this down." "Okay. Let's work on those two dump trucks. Let's do that scraper. Let's do something like that, where you have an easily financeable product. I can give you a structure that works for you on a lease basis. You're going to know what you're going to have to pay for it at the end." And it's a good relationship. And so, all of a sudden now I've got your financials, I've got regular meetings with you, I see how you pay you back, I see how easy you are to deal with. All of those are helpful, going to be, in these markets.

On the other side, Chemical brings a wealth management platform that we've been talking about in a strategic basis for a while. They started in that sort of Chemical footprint. It's been rolled out across the Talmer Bank footprint and now continuing to roll it out at TCF West would be the next logical step.

Those are two pretty good ones.

When you think about the customer-facing digital account that we've developed in the last year and rolled it out, the opportunity to bring that into Michigan I think is going to allow us to defend the markets that we're in currently and then over time to grow those markets. And I think that's another competitive advantage that we're going to get from the consolidation, as well.

Jon Arfstrom:	Okay. Good. Dennis, anything to add?

Dennis Klaeser:
I think one of the keys is leveraging our C&I lending capabilities. So, we've built that infrastructure out, the Treasury management services. And so, that platform now is very leverageable into the TCF markets. So, I think that's the really low-hanging fruit of revenue synergy.

And then the cross-sell of, say, leasing into our customer base also is a significant cross-sell opportunity.

A lot of the commercial bankers that we've hired over the last couple of years from larger banks have been coming to me saying, "Dennis, we lack the leasing capability and our customers need - are in the market for leases." And so, now we can leverage the TCF infrastructure and talent to offer that product in our system.

Jon Arfstrom:
Okay. Good. And Craig alluded to this earlier, but maybe Brian and Dennis, there isn't a lot of overlap in terms of, call it, the producers; a little bit of branch overlap, but not a lot. How do you - how did you arrive at the cost saving assumptions? And then maybe what you think are the toughest ones to get done? And maybe is there some opportunity to do a little better?

Brian Maass:
I'll take kind of first stab at that question. So, we do have some branch overlap, and it's primarily in the southeast Michigan area. But there's different things that we - we both are in the mortgage business, we're both in the commercial business. There's a clear opportunity to have a combined, call it, middle office and back office function as it relates to those two businesses.

In addition, when you think about the technology investments that each of us are making today, both running platforms as well as both making investments in development. We rolled out a new digital banking platform. That investment that we made in that digital banking platform, from a development perspective, wouldn't have cost us any more if you had 30% or 40% more customers. And I think that's the leveragability that gets into the strategic rationale of the transaction, is the development dollars that you spend now can get leveraged over a broader customer base.

Then there's just - there's more, I'd say, middle office and back office functions where we have similar things that are going on. So, when you think about we've made big investment, as has Chemical, in building out an enterprise risk management function, with all the separate departments that are needed. We feel between the two banks we have an infrastructure and we have the rails to support a $50 billion bank and, in fact, there's going to be synergies. We don't - we have duplicative functions when it comes - whether it's ERM, whether it's finance, whether it's HCM, or any of kind of these middle or back office functions, there's going to be an opportunity to create synergies from that.

So, it's primarily technology and it's primarily, call it, the shared services and enterprise areas where we think there's a lot of opportunity.

Jon Arfstrom:
Okay. Good. Maybe an odd question for this, but I think it's important. You guys are very active with your buyback prior to this. And I kind of look through the numbers and I see revenue synergies and complementary businesses that probably means better revenue growth. Expenses are down-ish. Credit seems okay. You're going to be accumulating a lot of capital. How do you think about that once the transaction closes?

Brian Maass:	So, from a - you're correct, which is not necessarily a problem. That's an opportunity.

Jon Arfstrom:	It is an opportunity.

Brian Maass:
But we see ourselves - right? - this 19% return on capital we'll be generating is a lot. Our first priority is going to be leveraging the organic growth of the company. Again, we see the strategic opportunity of putting these two companies together is we think we can accelerate our loan growth. We think we're going to be able to accelerate our deposit growth. So, capital will get deployed kind of from an organic means perspective.

I think both organizations have been active in managing their capital, us probably more recently. We've returned over 100% of our earnings in 2018 to our shareholders. We'll look at maintaining a healthy dividend on a go-forward basis.

And when it comes to share repurchase, obviously that's always going to be dependent upon where the share price is. If the share price is where it is now when we get to the other side of this transaction, we'll be very active, I'd say, from a buyback perspective as that becomes.

Our priority is going to be we've got to get the organizations closed. We want to have us be in a strong liquidity and capital position. We also see ourselves want to - ensuring that we're setting ourselves up to be whether it is acquisition-ready or something on the other side, as well, of putting these companies together. And whether that's buying a portfolio in equipment finance that comes for sale, we want to make sure that some of our capital could also get deployed opportunistically into those types of opportunities, as well.

Jon Arfstrom:	Okay. We've got a couple of minutes left if anybody has anything?

Craig Dahl:	I've got one.

Jon Arfstrom:	I was going to ask. I was going to say, "We have two and a half minutes. Is there a Craig Dahl manifesto or any closing points you want to make?"

Craig Dahl:
Well, there is two things. So, the first one is really when you look at the consolidated financial statements of the new TCF, we're going to have close to $2.5 billion of revenue, at a $50 billion level, and that's a huge advantage for us. And so, the ability to optimize the expense of how we deliver that, it's not necessarily expense embedded in the delivery of those products today; it's really more how the bank has been organized for a long time. And so, I'm excited. I'd rather - I've always wanted to be the guy that had a lot of revenue and I can work on the expense line, versus how am I going to double the revenue inside this business in this competitive market. And again, we don't see that going away.

But so, my summary comment is really - I've kind of used some of these lines already - but leverage the integration experience that Chemical has and that TCF has in making sure the application and the integration plans get really well laid out. We're going to be in markets that we know, with core banking products. We're not talking about new things that we haven't done or things that we, and we're accelerating our strategic plans, each of us, by two years in doing this. And it gives us a platform because of the lack of overlap to not only to retain our key talent, but to acquire new talent. And I think all of those things are up to us to execute against. And those opportunities, we're excited to be facing.

Jon Arfstrom:	Okay. Great. We'll wrap it up there. But thanks, guys, for being here. Best of luck with everything as you move forward.

Craig Dahl:	Thank you.

Dennis Klaeser:	Thank you.

Brian Maass:	Thank you.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, including statements about the new leadership team and its ability to execute on the combined company’s long-term strategy and vision, and statements regarding the timing of the closing of the merger. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•
the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);

•	the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•	if the combined company is unable to retain its employees, particularly key management, the combined company could face disruptions with respect to integration, operations and customer retention.

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•
the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events;

•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;

•	the outcome of any legal proceedings that may be instituted against Chemical or TCF;

•
the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses;

•	business disruptions following the merger; and

•
other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com, or to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com.

Participants in Solicitation
Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.